FUTRO & ASSOCIATES, P.C.

Attorneys and Counselors at Law

ALAMO PLAZA

1401 SEVENTEENTH STREET—11TH FLOOR

DENVER, COLORADO 80202

TELEPHONE (303) 295-3360

FACSIMILE (303) 295-1563

TROY	A. YOUNG
tyoung@futrofirm.com

August 2, 2005

Edward M. Kelly, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BlastGard International, Inc.

Pre-Effective Amendment 5 to Registration Statement on Form SB-2

Filed July 13, 2005

File No. 333-121455

Dear Mr. Kelly:

On behalf of BlastGard International, Inc. (“BlastGard”), following please find BlastGard’s responses to your comment letter dated July 28, 2005. The responses are numbered to correspond to the numbered comments in your letter.

1.	We acknowledge that, if applicable, comments on the Form SB-2 are comments on the Form 10-KSB and subsequent Exchange Act reports and vice versa.

2.	The outside front cover page has been revised to highlight in the EDGAR version the cross reference to the risk factors section.

3.	The table showing the high and low bid information on page 23 of the prospectus has been updated in response to this comment.

4.	A footnote has been added to the executive compensation table on page 31 of the prospectus in response to this comment.

5.	The disclosure regarding the agreement with The November Group, Ltd. has been expanded on page 34 of the prospectus in response to this comment.

6.	The pro forma disclosures included in Note 5 of the financial statements for the periods ended December 31, 2004 (changes on pp. F-16—F17) and March 31, 2005 (changes on p. F-26), have been revised to recognize compensation expense on a straight-line

FUTRO & ASSOCIATES,

P.C.

Attorneys and Counselors at Law

Edward M. Kelly, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

August 2, 2005

basis over the vesting period of the stock options in accordance with paragraph 30 of SFAS 123.

7.	The EDGAR version did not match the courtesy copy due to an error that had occurred during the “edgarizing” process in this section and page II-4 on the EDGAR version has now been corrected.

8.	The EDGAR version did not match the courtesy copy due to an error that had occurred during the “edgarizing” process in this section and page II-4 on the EDGAR version has now been corrected.

A Pre-Effective Amendment No. 6 to the Form SB-2 is being filed. Except as noted above, no other changes have been made other that updating the cover page, list of exhibits and signature page.

We would appreciate an expedited review of this filing. As we discussed, because the changes are minimal, we are not sending courtesy copies of the filing.

Please do not hesitate to contact me if you have any questions or require additional information.

Sincerely, FUTRO & ASSOCIATES, P.C.

Troy A. Young

Encl.